 NOVATION OF SUBADVISORY AGREEMENT

This Novation is entered into as of the 1st day of July, 2011, by and among BlackRock Institutional Management Corporation, a Delaware corporation ("BIMC"), BlackRock Advisors, LLC ("BALLC"), a Delaware corporation, and Allianz Investment Management LLC (formerly, Allianz Life Advisers, LLC), a Minnesota limited liability company (the "Adviser").

WHEREAS, the AZL Money Market Fund, a series of the Allianz Variable Insurance Products Trust (the "Fund"), has retained the Adviser to render investment management and administrative services pursuant to an Investment Management Agreement;

WHEREAS, the Adviser has retained BIMC to provide investment advisory services to the Fund pursuant to a Subadvisory Agreement, dated November 28, 2007, by and between the Adviser and BIMC;
WHEREAS, the Adviser, BIMC and BALLC each is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended;

WHEREAS, the Adviser, BIMC, BALLC and the Fund each desire that BALLC be substituted for BIMC as the Fund's investment subadviser under the Suhadvisory Agreement in a transaction which does not result in a change of actual control or management of the adviser or subadviser to the Fund in accordance with Rule 2a-6 under the Investment Company Act of 1940, as amended (lhe "1940 Act"), and is therefore not an "assignment" for purposes of Section 15(a)(4) of the 1940 Act; and

WHEREAS, BIMC desires to effect a novation of the Subadvisory Agreement so that BALLC is substituted for BIMC as a party to such agreement and BIMC is released from its obligations under such agreement; BALLC desires to accept the novation thereof; and the Adviser and the Fund each desire to consent to such novation.

NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

1.
Novation and Acceptance. Subject to the terms and conditions contained herein, BIMC hereby affects a novation of the Subadvisory Agreement to substitute BALLC for BIMC as a party to such agreement (the "Novation"). the Adviser and the Fund hereby consent to such Novation and the Adviser hereby releases BIMC from all of its duties and obligations under the Subadvisory Agreement, and BALLC hereby accepts the Novation and hereby releases BIMC from all of its duties and obligations under the Subadvisory Agreement, and assumes all rights, duties and obligations of BIMC under such agreement.

2.	Term. The Novation shall become effective as of the date hereof and shall extend for so long as the terms specified in Section 8 of the Subadvisory Agreement are satisfied or until terminated in accordance with said Section 8.

3.
No Termination. The parties agree that the Novation shall not constitute an "assigmuent" ofthe Subadvisory Agreement for purposes of Section 8(b) of the Subadvisory Agreement or the 1940 Act, and that the Subadvisory Agreement, as so novated, shall remain in full force and effect after the Novation.

4.	Technical Amendment. The parties agree that all references in the Subadvisory Agreement to BIMC shall hereby be changed to BALLe.

This agreement may be executed in multiple counterparts and all counterparts so executed will constitute one and the same agreement binding on all of the parties.
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

ALLIANZ INVESTMENT                                                     BLACKROCK INSTITUTIONAL
MANAGEMENT LLC                                                           MANAGEMENT CORPORATION

By: /s/ Brian Muench                                                            By: /s/  Karen B. Clark
Name: Brian Muench                                                             Name: Karen B. Clarrk
Title: President                                                                        Title: Managing Director

BLACKROCK ADVISORS, LLC

By: /s/  Karen B. Clark
Name: Karen B. Clarrk
Title: Managing Director

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